Exhibit 99.5

THOMSON REUTERS Computershare VIRTUAL AGM USER GUIDE Getting Started This year’s annual meeting of shareholders of Thomson Reuters Corporation will be held virtually on Wednesday, June 9, 2021 at 12:00 p.m. (Eastern Daylight Time). You can participate online using your computer, tablet or smartphone. By participating online, you will be able to view a live audio webcast of the meeting, submit or ask questions during the meeting and vote in real time, provided that you are connected to the Internet. Questions may be typed or asked by phone (as described on the next page). As usual, you may also provide voting instructions before the meeting by completing the proxy or voting information form that has been provided to you. Please refer to the “Voting Information and How to Attend” section of the circular for further details. Important Notice for Non-Registered Shareholders: Non-registered shareholders (i.e., if you hold your shares through a bank, trust company, securities broker, trustee, custodian or other intermediary) who have not duly appointed themselves as proxy may virtually attend as guests but will not be able to submit or ask questions or vote during the meeting. If you are a non-registered holder and wish to attend, submit or ask questions and vote at the meeting, you should carefully follow the instructions set out on your voting information form and in the circular in order to appoint and register yourself as proxy. If you are a non-registered shareholder located in the United States, you also need to obtain a valid legal proxy from your intermediary. Please see the “Voting Information and How to Attend” section of the circular for details. In order to participate online: Before the meeting: 1. Check that your browser for whichever device you are using is compatible. Visit www.tr.com/agm2021 on your computer, tablet or smartphone. You will need the latest version of Chrome, Safari, Edge or Firefox. PLEASE DO NOT USE INTERNET EXPLORER. Internal network security protocols, including firewalls and VPN connections may block access to the Lumi platform for the meeting. If you are experiencing any difficulty connecting to the meeting, ensure your VPN setting is disabled or use a computer on a network that’s not restricted to security settings of your organization. 2. Non-registered shareholders who wish to appoint themselves as proxyholder and non-registered/registered shareholders who wish to appoint another person as proxyholder MUST register the proxyholder at www.computershare.com/ThomsonReuters. Failure to do so will result in the appointee not receiving a username that’s required to submit or ask questions or vote at the meeting. Gather the information you need to access the online meeting: Meeting ID: 449-973-312 Password: tri2021 (case sensitive) To log in, you must have the following information: Registered Shareholders Click “Shareholder” and enter the control number provided on your form of proxy or e-mail notification provided by Computershare as your username. Enter the password above. Appointed Proxyholder Click “Shareholder” and enter the username provided by Computershare via e-mail, provided your appointment has been registered. Enter the password above. Guests You can also attend as a guest by clicking “Guest” and completing the online form. Guests can listen to the meeting but cannot submit or ask questions or vote. Guests do not need a control number, username or password to attend. You will be able to log into the site from 11:30 a.m. (Eastern Daylight Time) on June 9, 2021. We recommend that you log in at least 15 minutes before the meeting starts at 12:00 p.m. (Eastern Daylight Time).

Computershare NAVIGATION When successfully authenticated, the info screen will be displayed. You can view company information, ask questions and watch the webcast. If you would like to watch the live audio webcast, press the broadcast icon. If viewing on a computer, the webcast will appear at the side automatically once the meeting has started. ASKING QUESTIONS Only registered shareholders or appointed proxyholders may ask questions during the meeting. If you would like to ask a question, select the messaging icon: VOTING When the Chairman declares voting open for an item of business: >> A voting icon will appear on your device and the item of business to be voted on will be displayed. >> To vote, tap one of the voting options. Your response will be highlighted. A confirmation message will appear to show your vote has been received. For - Vote received_ To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel. Please ensure that you are connected to the Internet at all times to be able to vote. If you are not connected, your vote will not be recorded. It is your responsibility to ensure you stay connected for the duration of the meeting. NOTE: On some devices, in order to vote, you may need to minimize the webcast by selecting the arrow in the broadcast bar. Audio will still be available. To return to the webcast after voting, select the arrow again. Type your question or send your phone number within the chat box at the bottom of the messaging screen. If you send your phone number using the messaging screen, an operator will call you at that number during the Q&A session of the meeting. If you type your question, once you are happy with it, click the send button. Confirmation that your question or phone number has been received will appear. Questions sent via the AGM online platform will be moderated before being sent to the Chairman.